8925 West Post Road, Suite 102
Las Vegas, Nevada 89148

22 September 2021

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:        GZ6G Technologies Corp.
Registration Statement on Form S-1
File No. 333-256224

Dear Ms. Abramson:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GZ6G Technologies Corp (the “Company” hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-256224), as amended (the “Registration Statement”) to 12:00 p.m. Eastern Time on Friday, September 24, 2021, or as soon thereafter as practicable.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission, or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact Sharon Mitchell of SD Mitchell & Associates, PLC, counsel to the Company, at (248) 515-6035, as soon as the Registration Statement has been declared effective, or if you any questions, or need any further information regarding this matter.

With best regards,

GZ6G TECHNOLOGIES CORP.

By: /s/William Coleman Smith
William Coleman Smith, CEO

cc:  Sharon D Mitchell, SD Mitchell & Associates, PLC